July 2, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Dominic Minore

Re:	NexPoint Capital, Inc.
Registration Statement on Form N-2

Ladies and Gentlemen:

On behalf of NexPoint Capital, Inc., a Delaware corporation (the “Company”), we hereby respond to the telephonic comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). For your convenience, a transcription of the Staff’s comments is included in this letter, and each comment is followed by the applicable response. Concurrently, the Company is filing Pre-Effective Amendment No. 1 to its registration statement on Form N-2 (the “Registration Statement”) via EDGAR.

Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

General

1.	In your response letter, confirm that the Company will include a recoupment schedule in its Form 10-K and 10-Q filings.

Response: The Company confirms that it will include a recoupment schedule in its Form 10-K and 10-Q filings.

Cover Page

2.	In the second paragraph, include the formation date and the assets under management of NexPoint Advisors, L.P.

United States Securities and Exchange Commission July 2, 2014 Page 2

Response: The Company has revised its disclosure consistent with this comment.

3.

On the cover page and throughout the disclosure, please clarify and explain references to Highland Capital Management, L.P. and explain the relationship between Highland Capital Management, L.P. and NexPoint Advisors, L.P. In addition, explain the relevance of the discussion of Highland Capital Management, L.P. to a product managed by NexPoint Advisors, L.P.

Response: The Company has revised its disclosure in this section and throughout the Registration Statement consistent with this comment.

4.

Please confirm that it is necessary for the Company to maintain an escrow account in connection with satisfying the minimum offering requirement if the Company will satisfy the minimum offering requirement through a concurrent private placement at the time of effectiveness.

Response: The Company confirms that it is necessary to maintain an escrow account and the disclosure related to the escrow account, even though the Company will satisfy the minimum offering requirement through a concurrent private placement at the time of effectiveness of the Company’s Registration Statement.

5.

Footnote 1 to the pricing table states that if the Company does not satisfy the minimum offering requirement within 1 year, the Company will return all funds to investors. Please state whether funds will be returned with or without interest and whether a sales load will be deducted from returned amounts.

Response: The Company has revised its disclosure consistent with this comment and notes that in the event the Company fails to satisfy the minimum offering requirement, funds would be returned to investors with interest and without the deduction of a sales load.

6.	Please confirm that the minimum and maximum expenses stated in footnote 3 to the pricing table are correct.

Response: The Company confirms that the minimum and maximum offering expenses in footnote 3 to the pricing table are correct. The Company notes that the minimum and maximum offering expenses in footnote 3 reflect the 1% limit on organizational and offering expenses to be paid by the Company.

United States Securities and Exchange Commission July 2, 2014 Page 3

7.	In the last sentence of footnote 3 to the pricing table, please clarify that the reference to “other expenses” is in addition to organizational and offering expenses that may be paid by the Company.

Response: The Company has revised its disclosure consistent with this comment.

8.

Please consider adding an example to footnote 3 of the pricing table explaining the amount of an investor’s investment that will be invested by the Company, after the deduction of the sales load and expenses. In this regard, see the most recently filed registration statement for Business Development Corporation of America.

Response: The Company has revised its disclosure consistent with this comment.

Prospectus Summary

9.

Consistent with Comment 3, under the heading “Our Investment Adviser” on page 3, please explain the relevance of Highland Capital Management, L.P. to the discussion of the Company’s investment adviser.

Response: The Company has revised its disclosure in this section and throughout the Registration Statement consistent with this comment.

10.	In the second paragraph on page 5, under the heading “Investments in Middle Market Non-Healthcare Companies” please clarify the date for the U.S. Census Bureau statistics cited in the disclosure.

Response: The Company has revised its disclosure consistent with this comment.

11.

In the first paragraph on page 6, under the heading “Investments in Middle Market Non-Healthcare Companies,” please revise the statement that the Company’s investments in floating rate loans “will have an increasing income stream over time,” to remove the certainty from this statement.

Response: The Company has revised its disclosure consistent with this comment.

12.

On page 6, the Company states that it may invest in CLOs. Please confirm whether the Company’s investments in CLOs will be treated as qualifying assets. If the Company’s investments in CLOs will be treated as qualifying investments, the Staff may have further comments.

Response: The Company does not intend to treat CLOs as qualifying assets for purposes of satisfying the requirements of Section 55 of the Investment Company Act of 1940, as amended.

United States Securities and Exchange Commission July 2, 2014 Page 4

13.

On page 7, under the heading “Competitive Strengths,” please revise the disclosure to clarify why the Company is discussing Highland Capital Management, L.P. when NexPoint Advisors, L.P. serves as the Company’s investment adviser.

Response: The Company has revised its disclosure in this section and throughout the Registration Statement consistent with this comment.

14.

On page 14, under the heading “Risk Factors” please add disclosure to the introductory paragraph to state that the disclosure in this section is only a summary of the risks of an investment in the Company.

Response: The Company has revised its disclosure consistent with this comment.

Fees and Expenses

15.	Please revise the fee table to show total annual expenses both before and after any waivers or reimbursements.

Response: The Company has revised its disclosure consistent with this comment.

16.	Please confirm to the Staff that the Company will update the fee table and revise its disclosure in response to material changes to the Company’s expected fees and expenses.

Response: The Company confirms to the Staff that it will update its fee and expense table and other relevant disclosure in response to material changes in the Company’s expected fees and expenses.

17.

In the last sentence to the introductory paragraph to the fee and expense table, please revise the disclosure to state that “stockholders will directly or indirectly bear such fees and expenses as investors in us.”

Response: The Company has revised its disclosure consistent with this comment.

18.

Please remove the last two sentences to footnote 1 to the fee and expense table because the concurrent private placement should result in the Company satisfying the minimum offering requirement at the commencement of the Company’s public offering.

United States Securities and Exchange Commission July 2, 2014 Page 5

Response: The Company has revised its disclosure consistent with this comment.

19.	Please revise footnote 8 to the fee and expense table such that the following sentence appears in bold type: “There can be no assurance that the expense limitation agreement will be renewed.”

Response: The Company has revised its disclosure consistent with this comment.

20.

Please revise footnote 8 to the fee and expense table such that the following sentence: “In the event that the expense limitation agreement is terminated by either party, investors may bear higher expenses” is revised to state, “In the event that the expense limitation agreement is terminated by either party, investors will likely bear higher expenses.”

Response: The Company has revised its disclosure consistent with this comment.

21.	Please confirm that the expected costs to be incurred by the Company pursuant to the Administration Agreement are included as “Other expenses” in the fee and expense table.

Response: The Company confirms that the expected costs to be incurred by the Company pursuant to the Administration Agreement are included as “Other expenses” in the fee and expense table.

22.	Please revise footnote 8 to the fee and expense table to clarify that reimbursement to NexPoint Advisors, L.P. under the Administration Agreement will be at cost with no mark-up paid by the Company.

Response: The Company has revised its disclosure consistent with this comment.

Risk Factors

23.	Please revise the effects of leverage table on page 39 to comply with the formatting requirements in Form N-2.

Response: The Company has revised its disclosure consistent with this comment.

United States Securities and Exchange Commission July 2, 2014 Page 6

Discussion of Operating Plans

24.

Please confirm that if the Company forms an SBIC subsidiary, the SBIC subsidiary would be consolidated with the Company’s financials for reporting purposes along with any similar financial structuring vehicles. Please also confirm that all expenses of the SBIC subsidiary and other similar financial structuring vehicles will be presented in the Company’s fee and expense table on a consolidated basis.

Response: The Company confirms that it if it forms an SBIC subsidiary, it currently intends to consolidate the Company’s financials for reporting purposes with those of any SBIC subsidiary or similar financial structuring vehicle. Supplementally, the Company notes that it may apply for exemptive relief from the Commission which would allow the Company to consolidate the financial results of such an SBIC subsidiary in a manner consistent with the exemptive relief order granted by the Commission to other business development companies.

The Company

25.

On page 81, the Company discusses investments in CLOs. Please confirm that neither the CLOs nor the loans underlying the CLOs in which the Company will invest will be sponsored or originated by Highland Capital Management, L.P. or its affiliates.

Response: The Company is unable to confirm that it will not invest in CLOs sponsored by Highland Capital Management, L.P. or its affiliates. Nor is the Company able to confirm that is will not invest in CLOs that hold loans originated by Highland Capital Management, L.P. or it affiliates. However, the Company will only purchase such CLOs in the secondary market from sellers besides Highland Capital Management, L.P. or its affiliates.

26.	Please revise the disclosure on page 81 which discusses pre-2008 and post-2010 vintage CLOs to clarify that the Company may invest in both pre-2008 and post-2010 vintage CLOs.

Response: The Company has revised its disclosure consistent with this comment.

United States Securities and Exchange Commission July 2, 2014 Page 7

The Adviser and The Administrator

27.

On page 103, in the paragraph that begins “For purposes of the computation of the incentive fee . . .” please revise the disclosure to state that realized gains and losses with be reduced by unrealized depreciation.

Response: The Company has revised this disclosure in response to discussions with the Staff. As revised, the disclosure states:

For purposes of computing the capital gains incentive fee, the Adviser will become entitled to a capital gains incentive fee only upon the termination or disposition of a total return swap, at which time all net gains and losses of the underlying loans constituting the reference assets of the total return swap will be realized. For purposes of computing the incentive fee on income the Adviser is not entitled to any incentive fee on income with respect to a total return swap.

Determination of Net Asset Value

28.

Please expand the discussion in this section to clarify the process for determining the public offering price on a semi-monthly basis. In this regard, please consider the disclosure on page 99 of the most recent registration statement filing for Business Development Corporation of America.

Response: The Company has revised its disclosure consistent with this comment.

Regulation

29.

Under the heading “Managerial Assistance to Portfolio Companies” on page 121, please state that NexPoint Advisors, L.P. is only entitled to reimbursement for actual costs incurred on providing managerial assistance on behalf of the Company.

Response: The Company has revised its disclosure consistent with this comment.

Plan of Distribution

30.

Please revise the disclosure in this section to discuss the concurrent private placement and make clear that the Company will satisfy the minimum offering amount with the proceeds of the concurrent private placement.

Response: The Company has revised its disclosure consistent with this comment.

United States Securities and Exchange Commission July 2, 2014 Page 8

Liquidity Event

31.	Please revise the disclosure in this section to state that even with the completion of a successful liquidity event, an investor may still lose money on their investment.

Response: The Company has revised its disclosure consistent with this comment.

Share Repurchase Program

32.	Please confirm whether the Company will need to seek exemptive relief from Regulation M to conduct its share repurchase program.

Response: The Company does not expect to seek exemptive relief from Regulation M to conduct its share repurchase program. In conducting its share repurchase program, the Company intends to rely on the Order Granting a Limited Exemption from Rule 102(a) of Regulation M to Certain Business Development Companies Pursuant to Rule 102(e) of Regulation M, Exchange Act Rel. No. 71142 (Dec. 19, 2013).

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

* * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 212.698.3526 (or by facsimile at 212.698.3599) or Thomas Friedmann at 202.261.3313 (or by facsimile at 202.261.3333). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Allison M Fumai

Allison M Fumai

cc: Brian Mitts, Vice President and Chief Financial Officer, NexPoint Capital, Inc.